UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Stratean, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

86268L 208

(CUSIP Number)

S. Matthew Schultz

Stratean, Inc.

70 North Main Street, Ste. 105

Bountiful, Utah 84010

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 86268L 208	Schedule 13D/A

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): S. Matthew Schultz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 16,459,956 (1)
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 6,709,956 (2)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,709,956
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

2

(1)	Includes 4,800,000 shares of common stock held in S M Schultz IRRV TR in which Mr. Schultz is the beneficial owner, 409,956 shares of common stock held by Sherree M. Schultz, the wife of Mr. Schultz, in which Mr. Schultz is deemed the beneficial owner, but Mr. Schultz disclaims beneficial ownership, and 250,000 shares of Series A Preferred Stock held in his name that have the right to cast 45 votes for each share held of record on all matters submitted to a vote of holders of the Issuer’s common stock.
(2)	Includes 4,800,000 shares of common stock held in the S M Schultz IRRV TR to which Mr. Schultz is the beneficial owner, 409,956 shares of common stock held by Sherree M. Schultz, the wife of Mr. Schultz, in which Mr. Schultz is deemed the beneficial owner, but Mr. Schultz disclaims beneficial ownership, and options to purchase 1,500,000 shares of common stock held by Mr. Schultz.
(3)	Based on a total of 21,058,415 shares of the Issuer’s common stock outstanding as of May 10, 2016, including the derivative securities set forth in Note 3 above which are deemed outstanding for purposes of computing the percentage of outstanding securities on this Schedule 13D/A.

This Schedule 13D Amendment No. 1 (this “Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on November 21, 2014 (the “Schedule 13D”).

Item 2.  IDENTITY AND BACKGROUND.

This Schedule 13D/A is being filed by S. Matthew Schultz, a citizen of the United States of America (the “Reporting Person”). The Reporting Person serves as a Director and Chief Executive Officer of the Issuer. The Reporting Person’s business address is c/o Stratean, Inc. 70 North Main Street, Ste. 105, Bountiful, UT 84010.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On March 12, 2015, the Issuer granted to the Reporting Person 300,000 shares of common stock and a warrant to purchase 1,500,000 shares of common stock at an exercise price of $0.0.83 per share.

On March 25, 2014, the Issuer issued to SMS Management Services, LLC (“SMS”), 2,145,960 shares of common stock. The Reporting Person shares voting and dispositive control over the shares held by SMS. On March 5, 2015, SMS transferred its shares to various entities and individuals, including 409,956 shares of common stock to Sherree M. Schultz, the wife of the Reporting Person, in which the Reporting Person is deemed the beneficial owner, but disclaims beneficial ownership.

On April 16, 2015, the Issuer granted to the Reporting Person 100,000 shares of Series A Preferred Stock for services rendered.

On June 30, 2016, the Issuer granted to the Reporting Person 150,000 shares of Series A Preferred Stock for services rendered.

3

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the disclosure set forth under Items 3, 5 and 7 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Certificate of Designation. Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 16, 2015.

Warrant. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 17, 2015.

4

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 11, 2016	By:	/s/ S. Matthew Schultz
S. Matthew Schultz

5